Exhibit 99.B(d)(2)(G)(vii)

May 3, 2009

Jim Stevens

Morgan Stanley Investment Management, Inc. d/b/a Van Kampen

522 Fifth Avenue

New York, New York 10036

Dear Mr. Stevens:

On Friday, March 27, 2009, the Board of Trustees (the “Board”) of ING Investors Trust approved the merger of ING Van Kampen Capital Growth Portfolio (the “Fund”), with and into ING Russell™ Large Cap Growth Index Portfolio.  As Management also wished to transition the Fund’s portfolio prior to the merger, the Board also voted to replace Morgan Stanley Investment Management, Inc. d/b/a Van Kampen as Sub-Adviser to the Fund and to submit the matter to shareholders for their consideration.  Thus, if shareholders of the Fund approve the new sub-adviser, the Sub-Advisory Agreement with Morgan Stanley Investment Management, Inc. d/b/a Van Kampen (the “Agreement”) will terminate in accordance with Section 15 of the Agreement, effective on or about July 3, 2009, and no earlier than June 30, 2009.

In the interim, we will be contacting you to facilitate a smooth transition.  Further, the Board of Trustees has mandated that the incoming and outgoing sub-advisers work together to facilitate an orderly transition that will minimize transaction costs and market impact to shareholders.  I know we can count on your cooperation in this regard.

Very truly yours,

/s/ Michael J. Roland
Michael J. Roland
Executive Vice President
ING Investors Trust

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Investors Trust